MANAGEMENT FEE WAIVER AGREEMENT

MANAGEMENT FEE WAIVER AGREEMENT, effective as of April 17, 2013, by and between MetLife Advisers, LLC (the “Adviser”) and Met Investors Series Trust (the “Trust”) on behalf of Pyramis® Managed Risk Portfolio (the “Portfolio”).

WHEREAS, the Trust is a Delaware statutory trust organized under the Agreement and Declaration of Trust, and is registered under the Investment Company Act of 1940, as amended, as an open-end management company of the series type, and the Portfolio is a series of the Trust;

WHEREAS, the Trust and the Adviser have entered into a Management Agreement dated December 8, 2000, as amended from time to time (“Management Agreement”) pursuant to which the Adviser provides investment management services to the Portfolio for compensation based on the value of the average daily net assets of the Portfolio;

WHEREAS, the Trust and the Adviser desire to modify the compensation payable to the Adviser by the Portfolio under the Management Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged, the Trust and the Adviser hereby agree as follows:

1.	The Adviser shall waive such portion of the management fee payable to it under the Management Agreement relating to the Portfolio as is necessary to reduce the total management fee of the Portfolio to the fee schedule after waiver as set forth below:

Portfolio	Fee Schedule Before Waiver (as a percentage of average daily net assets)	Fee Schedule After Waiver (as a percentage of average daily net assets)

Pyramis® Managed Risk Portfolio	0.80%; provided, however, that if the Portfolio invests its assets primarily in shares of registered investment companies offered by Fidelity Investments rather than directly in investment securities, then the fee payable to MetLife Advisers, LLC shall be 0.45%	0.80%; provided, however, that if the Portfolio invests its assets primarily in shares of registered investment companies offered by Fidelity Investments rather than directly in investment securities, then the fee payable to MetLife Advisers, LLC shall be 0.45%*

Portfolio	Fee Schedule Before Waiver (as a percentage of average daily net assets)	Fee Schedule After Waiver (as a percentage of average daily net assets)
* To the extent the Portfolio may invest in shares of registered investment companies offered by Fidelity Investments (“Fidelity Funds”), the Fidelity Funds’ transfer agent or its affiliates (“Fidelity”) may pay Metropolitan Life Insurance Company and its affiliates (“MetLife”) for recordkeeping and other administrative services. MetLife Advisers shall waive its management fee in the same amount as any fees MetLife receives from Fidelity for recordkeeping and other administrative services.

2.	This Agreement shall become effective on the date first written above and shall remain in full force and effect until April 30, 2014 and shall automatically continue in full force and effect after such initial term. Notwithstanding the preceding sentence, this Agreement may be terminated at any time after April 30, 2014 by mutual agreement of the Adviser and the Board of Trustees of the Trust.

3.	In the event the Adviser and the Trust agree to terminate the Adviser’s obligation under Section 1 to waive fees with respect to the Portfolio following April 30, 2014 (or change the percentage specified in Section 1 with respect to the Portfolio), no such change shall affect the obligation (including the amount of the obligation) of the Trust to repay amounts of fees waived or expenses borne by the Adviser during the periods prior to the date of such termination, if any obligation is in effect pursuant to the Amended and Restated Expense Limitation Agreement, dated as of October 9, 2001, as amended, by and between the Adviser and the Trust.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers there unto duly authorized as of the day and year first written above.

MET INVESTORS SERIES TRUST on behalf of the Portfolios		METLIFE ADVISERS, LLC

By:	/s/ Elizabeth M. Forget	By:	/s/ Jeffrey L. Bernier
Name:	Elizabeth M. Forget	Name:	Jeffrey L. Bernier
Title:	President and Trustee	Title:	Senior Vice President

3